February 28, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW – MS 6010
Washington, DC  20549

Attn:	Mr. Kevin L. Vaughn

Re:	Micron Technology, Inc.
Form 10-K for the Fiscal Year Ended August 29, 2013
Filed October 28, 2013
Form 10-Q for the Quarterly Period Ended November 28, 2013
Filed January 7, 2014
File No.  001-10658

Dear Mr. Vaughn:

This letter responds to your letter dated February 4, 2014, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced reports of Micron Technology, Inc. (the “Reports”).  The text of each of the Staff’s comments is reproduced below in their entirety followed by our responses:

Form 10-K for the Fiscal Year Ended August 29, 2013

Notes to Consolidated Financial Statements, page 58

Significant Accounting Policies, page 58

Inventories, page 59

1.
Please revise future filings to disclose the method by which amounts are removed from inventory (e.g., average cost, first-in, first-out, last-in, first-out, estimated average cost per unit) in accordance with Rule 5-02(6)(b) of Regulation S-X.

Response:

We remove amounts from inventory and charge such amounts to cost of goods sold on an average cost basis.  We will include disclosure to this effect in future filings.

Variable Interest Entities, page 60

2.
We note that you are not consolidating Inotera because you have determined that you do not have the power to direct the activities of Inotera that most significantly impact its economic performance.  Additionally, we note from page 67 that on January 17, 2013 you entered into agreements with Nanya and Inotera to amend the joint venture relationship involving Inotera under which you are obligated to purchase for an initial period through January, 2016, substantially all of Inotera's output at a purchase price based on a discount from market prices for your comparable components.  Considering that you are obligated to purchase substantially all of Inotera’s output, please explain to us how you determined that you should continue to account for your investment in Inotera under the equity method, citing the applicable accounting literature you considered to reach your conclusion that the equity method of accounting is still appropriate for Inotera.

Response:

Background

We have partnered with Nanya Technology Corporation (“Nanya”) in Inotera Memories, Inc. (“Inotera”) since the first quarter of our fiscal 2009.  Inotera is a Taiwanese semiconductor manufacturer of DRAM that is publicly traded on the Taiwan Stock Exchange.  Nanya is also a publicly-traded Taiwanese semiconductor manufacturer of DRAM and is part of the Formosa Plastics Group (“Formosa”), one of the largest business conglomerates in Taiwan.  As of November 28, 2013, we held a 35% ownership interest in Inotera, Nanya and certain of its affiliates held a 36% ownership interest and the remaining ownership interest was publicly held.

Inotera was formed in 2003 by Nanya and Qimonda AG, a DRAM manufacturer, for the primary purpose of manufacturing and selling DRAM memory products.  In the first quarter of our fiscal 2009, we acquired Qimonda’s interest in Inotera and entered into various arrangements with Nanya.  We partnered with Nanya to reduce our DRAM research and development (“R&D”) costs by sharing those costs with Nanya and to obtain access to low cost manufacturing in Taiwan.  Taiwan offers many benefits to semiconductor manufacturers in terms of favorable government support and tax benefits, low labor costs and proximity to DRAM customers.  Inotera’s relationship with Formosa has enabled it to obtain financing when required and placed it in a better financial position relative to its DRAM peers in Taiwan.

Prior to 2013, we and Nanya each had obligations to purchase up to 50% of Inotera’s wafer production capacity.  Our cost for wafers under this initial supply agreement was based on a margin sharing formula among us, Nanya and Inotera.  Under that formula, the price we and Nanya paid for wafers from Inotera included manufacturing costs related to wafers supplied by Inotera, as well as our and Nanya’s selling prices for the resale of products from wafers supplied by Inotera.

In January 2013, the supply agreement was amended.  The new supply agreement has an initial three-year term and contemplates annual negotiations by both parties with respect to potential successive one-year extensions.  If in any year either of the parties does not agree to an extension, the new supply agreement will terminate following the end of the then-existing term and a subsequent three-year wind-down period.  Under the new supply agreement, we expect to purchase substantially all of Inotera’s DRAM output for the initial three-year period.  If the new supply agreement is not renewed, we will take a declining amount of Inotera’s output over a three-year wind-down period.  The price for DRAM products sold under the new supply agreement is based on a discount from actual market prices.  As a result, now Inotera, as opposed to its joint venture partners, carries the risk/reward of changes in market pricing.  The new supply agreement effectively repositions Inotera as a contract manufacturer that takes a significant amount of market risk.  Under the terms of the new supply agreement, Inotera has expanded its opportunity to take on additional customers and products.

Variable Interest Entity Analysis

We have performed assessments to determine whether Inotera is a variable interest entity (“VIE”) and whether we should consolidate Inotera.  We determined that Inotera is a VIE under Topic 810-10-15-14(a) of the FASB Accounting Standards Codification because its equity is not sufficient to permit it to finance its activities without additional subordinated financial support from its shareholders.  For several years, Inotera’s current liabilities have significantly exceeded its current assets, and Inotera has not been in compliance with certain loan covenants.  In recent years, Formosa has provided substantial amounts of debt and equity financing to Inotera.  Nanya and Formosa have stated their intention to assist Inotera in securing third-party financing.  Historically, the Formosa group has provided significant direct financial support to Inotera, and the Formosa group’s financial backing and relationships with creditors have also been important in Inotera’s efforts to obtain funding from outside sources at acceptable rates.

The primary variable interest holders in Inotera were determined to be us and Nanya based on our equity interests and Nanya’s equity and debt interests.  We and Nanya do not meet the definition of related parties under Topic 810-10-25-43.  We have performed assessments pursuant to Topic 810-10-25-38 to determine which party, if any, is the primary beneficiary of Inotera.

We identified Inotera’s activities that most significantly impact its economic performance and assessed whether we, as a variable interest holder, have the power to direct those activities.  To a large extent, the economic performance of a wafer fabrication facility is tied to the deployment of capital to match technology development decisions.  For Inotera, capital investment is also driven by available funding as Inotera has historically not generated sufficient operating cash flows to fund its capital investments.  Most significant operating decisions, including implementation of new technology and financing, require the consent of both parties as directed by Inotera’s Board of Directors.

The activities that most significantly impact Inotera’s economic performance include Inotera’s legal structure and governance, capital investment activities, financing activities, manufacturing activities and technology deployment.  The following summarizes each of those key activities and provides our assessment of our power to direct those activities.

•
Legal Structure and Governance – Inotera is owned 36% by Nanya and its affiliates and 35% by us, with the remaining 29% held by the public.  We and Nanya both have significant representation on the Inotera Board of Directors with each of us responsible for the appointment of four directors.  In addition, to the Micron and Nanya directors, there are currently two independent directors on Inotera’s Board (this number will increase to three in May 2014).  Inotera’s Chairman of the Board of Directors is designated by Nanya, subject to our consent, while the Vice-Chairman of the Board of Directors is designated by us, subject to Nanya’s consent.  All current board members were nominated by either us or Nanya and were subsequently approved by the Inotera shareholders.  A majority of the Board of Directors is required for a quorum and all decisions require two-thirds of the vote.  As a result, we cannot control the Board of Directors.

We and Nanya also have agreed that Nanya nominate Inotera’s Chief Executive Officer and that we nominate Inotera’s President and Chief Financial Officer.  All officer appointments must be approved by the Board of Directors. As a result, we cannot control their appointment or termination.  Based on these facts, we have concluded that we do not control the legal structure or governance of Inotera.

•	Capital Investment – We and Nanya share the power to direct meaningful capital investments. Capital investments in excess of approximately $2 million must be approved by the Board of

Directors and, as previously mentioned, no individual party has control of the Board of Directors.  Strategic considerations as to the extent and timing of manufacturing equipment purchases are evaluated by management and approved by the Board of Directors.  Capital investment decisions are tied to technology development and the availability of financing, both of which are discussed below in more detail.  Based on these facts, we have concluded that we do not control capital the investment activity of Inotera.

•
Financing – All financing decisions require the approval of the Board of Directors, so in effect both we and Nanya must consent.  Inotera’s financing has been largely dependent on its affiliation with Formosa, one of the largest and most influential conglomerates in Taiwan.  Because of Formosa, Inotera has been able to obtain extensive financing and borrow at rates available to Formosa (which enjoys the highest credit rating in Taiwan).  This relationship also has enabled Inotera to operate its business without significant negative repercussions even though it has been in near continuous violation of financial covenants.  As of December 31, 2013, Inotera had approximately $1.6 billion in debt and a significant amount was not in compliance with covenants.  Formosa’s clout is a significant factor in this debt not being called.  Formosa also has provided significant debt and equity financing directly to Inotera.  As of December 31, 2013, Inotera had approximately $704 million of debt payable to Formosa and none payable to us.  Nanya and Formosa have pledged their ongoing support for Inotera financing.  Based on these facts, we have concluded that we do not control financing activity of Inotera.

•
Manufacturing – The power to direct manufacturing is shared by us and Nanya because all significant operating decisions require Board of Directors approval, and, as previously mentioned, we do not control the Board of Directors.  The day-to-day manufacturing operations are managed by Inotera’s Chief Executive Officer and President.  As discussed above, the Chief Executive Officer is nominated by Nanya and the President is nominated by us, but both officers are appointed by the Board of Directors.  Based on these facts, we have concluded that we do not control manufacturing decisions of Inotera.

•
Technology – The ability to implement new technology is dependent on capital investments and financing, both of which must be approved by the Board of Directors.  Long-term operating plans, the introduction of new products and entering into material intellectual property agreements must also be approved by the Board of Directors.  As noted above, we do not control the Board of Directors.  Also, as noted above, financing is largely dependent on Formosa’s support.  In recent years, we and Nanya have shared DRAM product and process design development costs and related roadmap decisions, subject to Board of Directors approval.  Under new agreements effective January 2013, we perform all DRAM product and process development.  While we may control the development of technology, we do not control the deployment of the technology at Inotera, which significantly impacts the economics of Inotera.  Based on these facts, we have concluded we do not control the deployment of product and process technology at Inotera.

Based on the facts and circumstances presented above and appropriate analyses, we have concluded that we do not have the power to direct the activities that most significantly impact Inotera’s economic performance.  As a result, we are not the primary beneficiary of Inotera and therefore Inotera is not consolidated with our results.

Acquisition of Elpida Memory, Inc., page 61

3.
We note your disclosures that on July 31, 2013 you acquired Elpida Memory, Inc. and an additional 24% ownership interest in Rexchip Electronics Corporation for $949 million and that you recognized a $1,484 million gain on the acquisition during the fiscal year ended August 29, 2013.  Additionally, we note that you believe the fair value exceeded the purchase price because of increases in working capital from improvements in market conditions in the DRAM industry between July 2, 2012 and July 31, 2013, when you completed the acquisition and that these conditions resulted in significant increases in U.S. dollar equivalent net assets of Elpida.  Please explain to us in more detail how you determined the $1,484 million gain on acquisition, including how market conditions in the DRAM industry improved and quantify the impact of these improvements and the changes in the U.S. dollar equivalent net assets of Elpida.

Response:

Background

On July 31, 2013, we completed the acquisition of Elpida Memory, Inc. (“Elpida”), a Japanese corporation, pursuant to the terms and conditions of an Agreement on Support for Reorganization Companies (as amended, the “Sponsor Agreement”).  We entered into the Sponsor Agreement on July 2, 2012, with the trustees of Elpida and one of its subsidiaries, Akita Elpida Memory, Inc. (“Akita”), a Japanese corporation (together with Elpida, the “Elpida Companies”) pursuant to and in connection with the Elpida Companies’ corporate reorganization proceedings under the Corporate Reorganization Act of Japan.  On July 31, 2013, we also completed the acquisition of an additional 24% ownership interest in Rexchip Electronics Corporation (“Rexchip”), a Taiwanese corporation and manufacturing joint venture formed by Elpida and Powerchip Technology Corporation (“Powerchip”) from Powerchip and certain of its affiliates (the “Powerchip Group”) pursuant to a share purchase agreement.

Sponsor Selection Process

Immediately after filing the petition for commencement of reorganization proceedings, Elpida appointed a financial adviser and initiated a thorough sponsor selection process.  Since it was expected that a number of candidates would put their name forward, Elpida decided to proceed with a multiple-round bid process to select a sponsor.  The Elpida Companies’ basic principles with respect to selecting a sponsor were to maximize and stabilize the repayment amount to reorganization creditors under the plans of reorganization and to ensure the preservation and rehabilitation of the Elpida Companies’ business.  The trustees implemented a sponsor selection procedure, in conjunction with the court and the examiner, designed to (1) create a highly competitive bid environment; (2) carry out the selection procedures as swiftly and efficiently as possible to prevent damage to the Elpida Companies’ business value; and (3) ensure fairness in the procedures and equity among the sponsor candidates.

The sponsor selection process was carried out through a multiple round bid process.  Eleven companies initially expressed their intent to participate in bidding to become Elpida’s sponsor.  Each of the companies was deemed capable of being a sponsor of the Elpida Companies by Elpida and its financial advisor.  After a series of meetings and due diligence sessions, several of those companies submitted preliminary bids, followed by further diligence sessions.  The trustees reviewed the proposals submitted by these sponsor candidates and, upon consultation with the court and the examiner, selected three companies to proceed as candidates to a second bidding round, placing the highest priority on maximizing and stabilizing payments under the proposed plans of reorganization.  Although we believed three companies were submitting bids in the second round, we learned after submitting our bid that ours was the only second-round bid submitted.  After careful review and consultation with the court and the examiner, the trustees concluded that our sponsorship would maximize and stabilize the payments to creditors and contribute to the preservation and rehabilitation of the Elpida Companies’ business.  Therefore, the trustees commenced exclusive negotiations with us aimed at negotiating and executing a definitive agreement.  On July 2, 2012, the trustees obtained the court’s approval and the parties executed the Sponsor Agreement.

Elpida Sponsor Agreement

Under the Sponsor Agreement, we committed to support plans of reorganization for the Elpida Companies that would provide for payments by the Elpida Companies to their secured and unsecured creditors in an aggregate amount of 200 billion yen, less certain expenses of the reorganization proceedings and certain other items.

The Sponsor Agreement provided that we invest 60 billion yen in cash in Elpida at the closing in exchange for 100% ownership of Elpida’s equity.  The Elpida Companies would use the proceeds of our investment to fund an initial installment payment to their creditors of up to 60 billion yen, which amount was subject to reduction for certain items and reserves specified in the Sponsor Agreement.  The initial installment payment was to be made within three months of our acquisition of Elpida and occurred in October 2013.  The remaining 140 billion yen of installment payments payable to the Elpida Companies’ creditors will be made by the Elpida Companies in six annual installments payable at the end of each calendar year beginning in 2014.  We entered into a supply agreement with Elpida following the closing, which provides for our purchase on a “cost-plus basis” of all product produced by Elpida.  Cash flows from such supply agreement and related agreements with respect to research and development services and general services provided by Elpida will be used to satisfy the required installment payments under the plans of reorganization.

Acquisition Accounting

We accounted for our acquisition of Elpida pursuant to Topic 805, Business Combinations.  In accordance with Topic 805, we recognized the identifiable assets acquired and liabilities assumed, at the acquisition date fair value as defined by Topic 820, Fair Value Measurements and Disclosures.

The competitive bid process and approval through the Japanese bankruptcy process, as well as the approval of Elpida’s reorganization plan by the U.S. bankruptcy court on June 25, 2013, validated that our bid represented an arm’s length market price.  In assessing the fair values of the individual assets and liabilities acquired, we were assisted by an independent third-party financial advisory firm.

In finalizing our accounting, we evaluated the indicated gain and concluded such gain at time of close was appropriate given the comprehensive work we did to determine the fair values of the acquired assets and liabilities.  We believe that the gain was due to the effect of three factors:  positive changes in DRAM market conditions, no changes to the amount of consideration paid, and the effect of changes in currency exchange rates on our consideration.  Each of these three factors is described in further detail below.

DRAM Market Conditions

During the period between July 2012 and July 31, 2013, we saw significant improvements in market conditions in the DRAM industry generally and for Elpida’s products, in particular.  Specifically, from around July 2012 through July 2013, industry average selling prices for many of the products manufactured by Elpida increased over 100%.  During that time, Elpida generated a significant amount of operating cash flow, while spending relatively little on new capital equipment.  In addition, the improved market conditions led to an enhanced outlook for Elpida’s performance, which in turn increased the amount of tax net operating loss carryforwards that Elpida expected to utilize compared to the projection at the time we executed the Sponsor Agreement.

The table below illustrates the changes in the U.S. dollar equivalent of selected Elpida assets and liabilities that occurred following the execution of the Sponsor Agreement until July 31, 2013.  The table does not include all assets and liabilities, but rather illustrates the significant changes in value over the period.  Because we did not perform acquisition accounting until the closing date of July 31, 2013, the table includes only our estimates of such amounts as of September 2012 compared to fair values of assets and liabilities we recorded in connection with our acquisition of Elpida.

	Estimated Fair Value at Sep. 2012(1)	Fair Value at Closing(2)	Change
		(in millions)

Cash and equivalents	$460	$999	$539
Receivables	507	697	190
Inventories	870	962	92
Restricted cash	731	613	(118)
Debt	(2,652)	(2,134)	518
_______
(1)	Based on an exchange rate of 82.08 yen to the dollar (as of September 30, 2012)
(2)	Based on an exchange rate of 98.03 yen to the dollar (as of July 31, 2013)

No Change to Amount of Consideration

Under the Sponsor Agreement, we agreed to invest 60 billion yen in cash in Elpida at the closing in exchange for 100% of Elpida’s equity.  However, the Sponsor Agreement did not include any provisions for such amount to be increased or decreased based on the composition of Elpida’s assets and liabilities as of closing.  As a result, despite increases in the fair value of the net assets acquired, the consideration for 100% of Elpida’s equity remained at 60 billion yen.

Effect of Changes in Currency Exchange Rates on our Consideration

In early July 2012, the prevailing market exchange rate was approximately 80 yen to the dollar.  As a result, the value of our consideration for the Elpida equity at the time we executed the Sponsor Agreement would have been approximately $750 million U.S. dollars.  In the period from July 2012 to July 2013, the yen weakened significantly against the U.S. dollar.  As of the closing date in July 2013, the prevailing market exchange rate was approximately 98 yen to the dollar, resulting in the U.S. dollar equivalent of our consideration for the Elpida shares to decrease by approximately $138 million as compared to July 2012.  The following table illustrates the change in the value of our consideration from July 2, 2012 to July 31, 2013:

	As of July 2, 2012	As of July 31, 2013	Change
	(in millions except exchange rates)

Consideration in yen	¥60,000	¥60,000
Currency exchange rate	80.00	98.03
Consideration in U.S. dollars	$750	$612	$ 138

Summary

Our 60 billion yen-denominated purchase price was fixed on July 2, 2012.  There were significant improvements in market conditions in the DRAM industry generally and for Elpida’s products in particular from July 2012 to July 2013 and favorable changes in currency exchange rates over that same time period, resulting in significant increases in U.S. dollar equivalent net assets of Elpida.  Further, the final purchase price did not adjust for changes in working capital from the date of the execution of the Sponsor Agreement.  As a result, the estimated fair value of the net assets acquired of $2,601 million less noncontrolling interests of $168 million exceeded our purchase price of $949 million, and accordingly we recognized a gain on the acquisition of Elpida of $1,484 million.

Form 10-Q for the Quarterly Period Ended November 28, 2013

Financial Statements, page 1

Notes to Consolidated Financial Statements, page 5

Debt, page 12

4.
We note that on November 12, 2013 you exchanged an aggregate principal amount of $440 million of 2027 Notes, 2031A Notes and 2031B Notes into 3.00% Convertible Senior Notes due 2043.  In connection with the exchange transactions, you recognized a loss of $38 million based on the difference between the fair value and carrying value of the debt component of the Exchanged Notes.  Please tell us whether this is considered a debt extinguishment and why you recorded the entire loss as of the date of the exchange.  Refer to the guidance in Topic 470-50 of the FASB Accounting Standards Codification.

Response:

In connection with the exchanges, we performed analyses of the cash flows of the debt components and of the fair values of the equity components of our 2027 Notes, 2031A Notes and 2031B Notes exchanged immediately before the exchange transactions and compared that to the cash flows of the debt component and the fair value of the equity components of the new 3.00% Convertible Senior Notes due 2043.  In all cases, we noted that the amounts differed by more than 10% and therefore concluded in all cases that the debt exchanges constituted extinguishments.  All of our convertible notes exchanged are within the scope of the “Cash Conversion Subsections” as described in Topic 470-20-15-3.  Accordingly, we followed the accounting guidance in Topic 470-20-40 and fully recognized the loss at the time of the extinguishments.  In future filings, we will note that the exchanges resulted in extinguishments.

Contingencies, page 17

5.
We note that in December 2013 you settled all pending litigation between Micron and Rambus and that you entered into a 7-year term patent cross-license agreement.  Additionally, you agreed to pay Rambus up to $10 million per quarter over 7 years, for a total of $280 million.  As a result, other operating expense for the quarter ended November 28, 2013 included a $233 million charge to accrue a liability, which reflects the discounted value of amounts due under this arrangement.  Please explain to us the facts and circumstances which resulted in the litigation being settled in December 2013 and why no amounts had previously been accrued for the Rambus litigation.  Additionally, in Management’s Discussion and Analysis in future filings, please disclose the actual and expected impact this settlement had and will have on your trends in legal and licensing expenses. Refer to Item 303(a)(3) of Regulation S-K.

Response:

As is described on our accounting policy for contingencies, we accrue a liability and charge operations for the estimated costs of adjudication or settlement of asserted and unasserted claims existing as of the balance sheet date.  Pursuant to such policy, in connection with matters related to Rambus, Inc. (“Rambus”), we did previously accrue a liability and charged operations for the estimated costs of adjudication.  Such accruals were made in contemplation of legal costs to successfully defend the matters but did not include accruals for settlement amounts with Rambus because settlement was not probable and estimable.  The settlement amount was not accrued until December 2013, when settlement with Rambus became probable and estimable, and was included in our results of operations for our fiscal quarter ended November 28, 2013.

From August 2000 until our settlement with Rambus in December 2013, we had been engaged in litigation with Rambus related to a number of antitrust and patent matters.  Each period, we reassessed the requirement to record a loss in accordance with Topic 450, Contingencies.  Based on the facts of the matters and status of any then-current settlement discussions, we did not accrue a settlement or probable loss prior to our fiscal quarter ended November 28, 2013.  We note that we have been successful in defense of our positions related to Rambus at several key points since 2000.  For example, in 2009 and again in 2013, the U.S. District Court for the District of Delaware determined that Rambus had engaged in spoliation and that the relevant Rambus patents were unenforceable.  Separately, in a significant antitrust matter, Rambus sought a judgment for damages of approximately $3.9 billion, joint and several liability, trebling of damages awarded, punitive damages, a permanent injunction enjoining the defendants from the conduct alleged in the complaint, interest, and attorneys’ fees and costs.  Trial began on June 20, 2011 and the case went to the jury on September 21, 2011.  On November 16, 2011, the jury found for us on all claims.  We also note that we provided disclosure that we were not able to predict the outcome of the ongoing Rambus matters and could not estimate a range of possible loss in prior filings.

In our internal deliberations regarding a possible settlement with Rambus, we carefully considered the benefits of the settlement and termination of all existing litigation, the likelihood of an unfavorable outcome to us from Rambus’ appeal of the antitrust case and the magnitude of the amount of damages being sought.  In December 2013, our management and Board of Directors concluded that it was appropriate to settle all pending litigation between us and Rambus for $280 million, and accordingly, entered into the settlement agreement and accrued the loss.

In past disclosures, to the extent that expenses associated with outstanding legal matters had a significant impact on our trends in selling, general and administrative (“SG&A”) expenses, we included statements to that effect within Management’s Discussion and Analysis.  In future filings, we will disclose within Management’s Discussion and Analysis the impact of the Rambus settlement to the extent that it does have, or is expected to have, a material impact on trends or on our results of operations.

* * * *

Pursuant to the Staff’s instructions, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Micron wishes to thank the Staff for promptly completing its review of this response letter and the Company’s report.

If the Staff has any questions on any of the information set forth herein, please call me at (208) 368-4621.  My fax number is (208) 363-2900.

Sincerely,

MICRON TECHNOLOGY, INC.

/s/ Ronald C. Foster

Ronald C. Foster
Vice President of Finance
and Chief Financial Officer

cc:	Lynn Dicker, Staff Accountant, Securities and Exchange Commission
Jay Webb, Reviewing Accountant, Securities and Exchange Commission
Laurence B. Westall, PricewaterhouseCoopers LLP
John A. Fore, Wilson Sonsini Goodrich & Rosati, P.C.